  Exhibit 99.1

NEWS RELEASE
January 21, 2021

Eldorado Gold and QMX Announce Friendly Acquisition
of QMX by Eldorado

Vancouver, British Columbia, Canada, January 21, 2021 – ELDORADO GOLD CORPORATION (TSX: ELD; NYSE: EGO) (“Eldorado”) and QMX GOLD CORPORATION (TSX-V: QMX) (“QMX”) are pleased to announce that they have entered into a definitive arrangement agreement (the “Agreement”) pursuant to which Eldorado will acquire all of the outstanding shares of QMX (not already owned by Eldorado) for total consideration of approximately C$132 million on a 100% and fully diluted basis or C$0.30 per QMX share (the “Arrangement”). Eldorado currently owns 68,125,000 shares of QMX, or approximately 17% of QMX shares outstanding, which it purchased at C$0.06 per share in a private placement on December 30, 2019.

Transaction Terms

Under the terms of the Arrangement, each holder of QMX shares will receive, for each QMX share held, (i) C$0.075 in cash and (ii) 0.01523 of an Eldorado common share (the “Arrangement Consideration”), for total consideration of C$0.30 per QMX share (based on Eldorado’s closing price on January 20, 2021). The Arrangement Consideration represents a 39.5% premium to the closing price of QMX shares on the TSX Venture Exchange (the “TSX-V”) on January 20, 2021.

Following the completion of the Arrangement, QMX shareholders will own approximately 2.8% of the issued and outstanding shares of Eldorado.

Strategic Rationale for Eldorado

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Significantly increases Eldorado’s footprint and landholdings in the Abitibi Greenstone Belt by approximately 550%, consistent with its strategy to invest in world-class mining jurisdictions where it currently operates.

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Adds a pipeline of additional organic opportunities proximal to Lamaque, which can be exploited by leveraging existing infrastructure and the Eldorado’s strong operational, exploration, and stakeholder expertise.

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Enhances Eldorado’s overall risk profile through the addition of future growth prospects in one of the top mining jurisdictions in the world.

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Underscores Eldorado’s long-term commitment to Quebec and Canada as a core jurisdiction.

“This transaction expands our position in the Abitibi camp and is consistent with our strategy of pursuing growth at Lamaque in Quebec, a high-quality jurisdiction,” said George Burns, Eldorado’s President and Chief Executive Officer. “QMX’s highly prospective land package is ideally located immediately adjacent to our current Lamaque operation and associated exploration projects in the heart of the Val d’Or gold district. Eldorado’s growing financial flexibility will enable us to continue to identify and secure opportunities for prudent growth within our operating footprint.”

Figure 1: Regional Plan Map

Lac Tiblemont
BRUELL PROPERTY OPTION AGREEMENT
RIVER TARGET
BONNEFOND TARGET
SIGMA MILL
Ville de Val-d'Or
TRIANGLE MINE
Lac Guéguen
Project Areas
Eldorado Gold Corp.
QMX Gold Corp.
0
20
Kilometers

Benefits to QMX Shareholders

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Attractive premium of 39.5% to the closing price of QMX shares on the TSX-V on January 20, 2021.

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Ongoing exposure to QMX’s land package and subsequent value creation opportunities through a broader consolidated operating camp in the Eastern Abitibi.

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Exposure to Eldorado’s portfolio of high-quality mines and development projects.

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Access to Eldorado’s technical, project development and operating capabilities, as well as financial resources.

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Potential for value accretion through a re-valuation in Eldorado’s share price as Eldorado continues to deliver and de-risk its combined asset portfolio.

Brad Humphrey, President and Chief Executive Officer of QMX, commented: “In 2016, we set to re-focus QMX into a premier exploration company to maximize the value of our Val d’Or property. I am proud to say that this transaction is a testament to all the hard work and effort that the QMX team has put in over the years, and in particular, a testament to the success and strength of the QMX exploration team in Val d’Or. In addition, QMX could not have achieved its success to date without a number of supportive stakeholders.”

“After evaluating the terms of the transaction, management and the board of directors of QMX view this transaction as beneficial for all shareholders as it provides immediate value for their support and the opportunity to continue to benefit as part of an established and well financed gold producer.”

Transaction Conditions & Timing

QMX intends to call a meeting of shareholders to be held in March 2021 to seek shareholder approval for the Arrangement (the “Meeting”). The transaction will be effected by way of a court-approved plan of arrangement under Section 182 of the Business Corporations Act (Ontario) and will require:

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approval of at least 66 2/3% of the votes cast by QMX shareholders and
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a simple majority of the votes cast by QMX shareholders, excluding votes from certain shareholders, including Eldorado, as required under Multilateral Instrument 61-101.

The completion of the transaction is also subject to the receipt of court, stock exchange and any other required regulatory approvals, and is subject to certain customary closing conditions for transactions of this nature. The Arrangement does not require the approval of the shareholders of Eldorado.

The Agreement provides for, among other things, non-solicitation covenants, with “fiduciary out” provisions that allow QMX to consider and accept a superior proposal, subject to a “right to match period” in favour of Eldorado. The Agreement also provides for a termination fee of C$6.6 million to be paid by QMX to Eldorado if the Agreement is terminated in certain specified circumstances.

The directors and senior officers of QMX, holding in aggregate over 1% of the issued and outstanding common shares of QMX, have entered into voting support agreements with Eldorado, pursuant to which they have agreed to vote their shares in favour of the transaction. Together with shares already owned or held by Eldorado, approximately 18% of QMX’s issued and outstanding shares would be voted in support of the Arrangement.

The companies are working towards closing the transaction in late March / early April 2021.

Board Approval and Recommendation

The special committee of independent directors of QMX (the “Special Committee”) has received an opinion from Canaccord Genuity Corp. that, based upon and subject to the limitations, assumptions and qualifications of and other matters considered in connection with the preparation of such opinion, the consideration to be received by QMX shareholders (other than Eldorado) pursuant to the Arrangement is fair, from a financial point of view, to the QMX shareholders (other than Eldorado) (the “Fairness Opinion”).

Following its review and in consideration of, amongst other things, the Fairness Opinion, the Special Committee has unanimously recommended that the board of directors of QMX approve the Arrangement. The QMX board, following the receipt and review of recommendations from the Special Committee, has approved the Agreement and the Arrangement and has determined that the Arrangement is fair to shareholders of QMX (other than Eldorado) and is in the best interests of QMX, and recommends to shareholders that they vote in favour of the Arrangement.

The Agreement has also been unanimously approved by the board of directors of Eldorado.

Warrants and Options

Pursuant to the Arrangement, each QMX stock option (each, a “QMX Option”) outstanding immediately prior to the effective time of the Arrangement (the “Effective Time”) shall automatically vest and be immediately cancelled in exchange for a cash payment equal to the excess, if any, of: (i) the product of the number of QMX shares underlying such QMX Options and C$0.30; over (ii) the applicable aggregate exercise price of such QMX Options. All QMX warrants (each, a “QMX Warrant”) outstanding immediately prior to the Effective Time will remain outstanding and, following the Effective Time, shall entitle the holder thereof to receive, upon the subsequent exercise of such holder's QMX Warrant in accordance with its terms, in lieu of each QMX share to which such holder was theretofore entitled upon such exercise but for the same aggregate consideration payable therefor, the Arrangement Consideration.

Advisors and Counsel

Eldorado has engaged Trinity Advisors Corporation as its financial advisor and Fasken Martineau DuMoulin LLP as its legal advisor in connection with the transaction.

Canaccord Genuity Corp. is acting as financial advisor to the QMX Special Committee and Wildeboer Dellelce LLP is acting as legal advisor to QMX and the Special Committee in connection with the transaction.

Additional Information

Full details of the Arrangement are set out in the Agreement, which will be filed by QMX under its profile on SEDAR at www.sedar.com. In addition, further information regarding the Arrangement will be contained in a management information circular to be prepared in connection with the Meeting and filed on www.sedar.com at the time that it is mailed to shareholders. All shareholders are urged to read the management information circular once it becomes available as it will contain additional important information concerning the Arrangement.

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece, Romania, and Brazil. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

About QMX Gold

QMX Gold Corporation is a Canadian based resource company traded on the TSX Venture Exchange under the symbol “QMX”. QMX is systematically exploring its extensive property position in the Val d’Or mining camp in the Abitibi District of Quebec. QMX is currently drilling in the Val d’Or East portion of its land package focused on the Bonnefond Deposit and in the Bourlamaque Batholith. In addition to its extensive land package QMX owns the strategically located Aurbel gold mill and tailings facility.

Contacts

Eldorado Gold Corporation

Investor Relations
Jeff Wilhoit, Interim Head of Investor Relations
604.376.1548 or 1.888.353.8166 jeff.wilhoit@eldoradogold.com

Media
Louise Burgess, Director Communications & Government Relations
604.616.2296 or 1.888.363.8166 louise.burgess@eldoradogold.com

QMX Gold Corporation

Brad Humphrey	Sandy Noyes	Louis Baribeau
President and CEO	Investor Relations & Communications	Public Relations
	snoyes@qmxgold.ca	Tel: (514) 667-2304
Toll free: +1 877-717-3027	Email: info@qmxgold.ca	Website: www.qmxgold.ca

Cautionary Note About Forward-Looking Statements and Information

Certain of the information contained in this news release constitutes ‘forward-looking statements’ within the meaning of securities laws. Such forward-looking statements, including but not limited to statements relating to: the transaction and the proposed Arrangement as proposed to be effected pursuant to the Agreement; the ability of the parties to satisfy the conditions to closing of the Arrangement; the mailing of the management information circular in connection with the Meeting and anticipated timing thereof; and the anticipated timing of the completion of the Arrangement, involve risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among others, obtaining required shareholder and regulatory approvals, exercise of any termination rights under the Agreement, meeting other conditions in the Agreement, material adverse effects on the business, properties and assets of QMX, and whether any superior proposal will be made. Although each of QMX and Eldorado has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Neither QMX nor Eldorado undertakes to update any forward-looking statements, except in accordance with applicable securities laws.

The forward-looking statements in this press release involve known and unknown risks, uncertainties and other factors that may cause QMX’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this press release

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

None of the securities to be issued pursuant to the transaction have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and any securities issuable in the transaction are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.